SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No. )

Filed by the Registrant |_| Filed by a Party other than the Registrant |X| Check the appropriate box: |X| Preliminary Proxy Statement |_| Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2)) |_| Definitive Proxy Statement |_| Definitive Additional Materials |_| Soliciting Material Pursuant to ss. 240.14a-12

THE ALASKA AIR GROUP, Inc. ("the Company-AAG") (Name of Registrant as Specified In Its Charter)

Stephen Nieman, Richard D. Foley, Robert C. Osborne MD, Terry K. Dayton, John Chevedden and Carl Olson (Name of Persons Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box): |X| No fee required |_| Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11

1) Title of each class of securities to which transaction applies:

2) Aggregate number of securities to which transaction applies:

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined)

4) Proposed maximum aggregate value of transaction:

5) Total fee paid:

|_| Fee paid previously with preliminary materials.

|_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. 1) Amount Previously Paid: 2) Form, Schedule or Registration Statement No.:

3) Filing Party: 4) Date Filed:

TABLE OF CONTENTS OF THE CHALLENGERS' PRELIMINARY FORM OF PROXY OF ALASKA AIR GROUP, INC. ("the Company-AAG")

I. PRELIMINARY PROXY STATEMENT AND PRELIMINARY FORM OF PROXY

II. ANNUAL MEETING OF STOCKHOLDERS

III. BEGINNING OF CHALLENGER REMARKS

IV. EXPENSES

V. HOW WE PLAN TO SOLICIT

VI. WE PLAN FULL AND OPEN DISCLOSURE

VII. VOTING

a. What Am I Voting On?

b. How Do I Cast My Vote Using The Challengers' Proxy Card?

c. How Do I Cast My Vote Using The Company-AAG's Proxy Card? d. You May Vote In Person At The Meeting

e. What If I Change My Mind After I Submit My Proxy?

VIII. INFORMATION ABOUT CHALLENGER NOMINEES

IX. PARTICIPANTS IN THE SOLICITATION

X. ELECTION OF DIRECTORS

a. Proposal No. 1 Election Of Directors

b. Further Matters

XI. SHAREHOLDER PROPOSALS (To be added in subsequent filings)

Proposal No. 2 BALLOT ACCESS FOR DIRECTORS NOMINATED BY SHAREHOLDERS

Proposal No. 3 ESOP TO MAKE OUR COMPANY WORK BETTER

Proposal No. 4 TRUTH OR CONSEQUENCES WHEN BOARD IGNORES MAJORITY VOTES

Proposal No. 5 CONFIDENTIAL SHAREHOLDER VOTING

Proposal No. 6 REDEEM OR VOTE POISON PILL

Proposal No. 7 CUMULATIVE VOTING

Proposal No. 8 ADOPT SIMPLE MAJORITY VOTE WHEN AMENDING BYLAWS

Proposal No. 9 ELECT EACH DIRECTOR ANNUALLY

Proposal No. 10 (To be announced later)

XII. CONCLUDING REMARKS OF THE CHALLENGERS

XIII. PROXY CARD ____________________________________________________________ I. PRELIMINARY PROXY STATEMENT AND PRELIMINARY FORM OF PROXY

SOLICITATION, VOTING AND REVOCATION OF PROXIES

Richard D. Foley, Stephen Nieman, Robert C. Osborne MD, Terry K. Dayton, John Chevedden and Carl Olson: THIS PROXY IS BEING SOLICITED ON BEHALF OF THE PARTICIPANTS AND NOT ON BEHALF OF THE COMPANY-AAG'S BOARD OF DIRECTORS. The approximate date that we will make our Definitive Proxy Statement and Form of Proxy available to shareholders will be February ___, 2005. This proxy statement and form of proxy are preliminary copies.

II. ANNUAL MEETING OF STOCKHOLDERS

Scheduled to be held (date and time to be announced). For more details, please reference the Alaska Air Group, Inc. ("the Company-AAG's)" April ____, 2005 Definitive Proxy statement on page ____.

Note: Please reference in its entirety the Company-AAG's April ____, 2005 Definitive Proxy Statement (eventually found at www.sec.gov).

III. BEGINNING OF THE CHALLENGERS' REMARKS

Greetings to all Alaska Air Group, Inc. shareholders! If we may, allow us to introduce ourselves: We are Richard Foley, Steve Nieman, Dr. Robert Osborne, Terry Dayton, John Chevedden and Carl Olson. We are the CHALLENGERS for election to the board of directors of the Company-AAG. We are running against the incumbents nominated for re-election by the incumbent board. All six of us have consented to be named in the proxy materials. All six of us have agreed to accept nomination and to serve if elected. For more information on us, see VIII. INFORMATION ABOUT CHALLENGER NOMINEES and IX. PARTICIPANTS IN THE SOLICITATION.

The CHALLENGERS provide these proxy materials to enable you to exercise your right to vote for their election to the board of directors at the Company-AAG's 2005 Annual Shareholders Meeting.

Shareowner rights, corporate governance and corporate democracy have become subjects of much debate. The U.S. Securities and Exchange Commission ("SEC") continues to review proxy rules pursuant to its first announcement on April 14, 2003 that it will "Review Current Proxy Rules and Regulations to Improve Corporate Democracy" (see www.sec.gov).

We believe the existing proxy rules can be confusing, complex and to some degree open to opposing legal interpretation. However, within the range of legal choices management of a company can make, we think there are choices that are optimal and help the shareowners to have a better understanding of complex subjects. Similarly, there are choices, we believe, that are less than optimal. In our opinion, we feel that wherever alternatives are legally equal, the path that optimizes shareowner understanding should be the one selected.

Therefore, the CHALLENGERS, Richard D. Foley, Steve Nieman, Robert C. Osborne, MD, Terry K. Dayton, John Chevedden and Carl Olson are undertaking to provide you with this Proxy Statement and Proxy Card to enable you to vote for the CHALLENGERS who are running against the incumbents.

We believe that a fresh and innovative perspective is needed on the board of directors. We believe that management of the Company-AAG would benefit from the shareowners electing some of the six CHALLENGER candidates.

IV. EXPENSES

The total amount to be spent directly or indirectly will not exceed $500 in aggregate. As of Nov. 1, 2004, the CHALLENGERS have spent $100. Contrary to customary practice and regardless the outcome of the vote, we have chosen not to seek reimbursement for this solicitation from the shareowners of the Company-AAG.

In many contests, if the CHALLENGERS win, they seek to have their expenses reimbursed by the company, such as duplicative mailings, etc. In our view such a practice causes the shareowners to pay twice for essentially the same thing. We plan limited printing and mailing by the U.S. Post Office or any other carrier. Electronic mail ("email") will be used to communicate with and contact some of the shareowners of the Company-AAG, such as institutional holders.

We will consider accepting donations (if offered) to help cover costs of our proxy contest. All such donations will be properly reported. Because we don't anticipate receiving donations amounting to any significant sum, we do not plan that any donors would join us in this solicitation. However, if anyone contributes in excess of $500, they will be deemed participants in our solicitation. We plan to file Definitive additional materials to disclose any information regarding additional participants (if any).

In 2003, the management of the Company-AAG, as was within its right to do, offered to mail our proxy statement and proxy card to all the shareholders. As this would have been a second mailing and a repeated cost of approximately forty to fifty thousand dollars that the CHALLENGERS would have had to pay, we chose to decline.

We believe that a more democratic system is a better system. We think that a proxy card, like any ballot in a democratic system, should contain the names of all qualified candidates. Further, like a regular election, the candidates should shoulder the costs of campaigning. This should apply for both incumbents and challengers.

V. HOW WE PLAN TO SOLICIT

The dedicated Internet web site www.votepal.com will be used for the purposes of conducting our solicitation. It will contain a downloadable/printable version of our Proxy Statement, Proxy Card and a Voting Instruction Form for 401(k) plan participants. The Proxy Card and Voting Instruction Form will not be available until we file a Definitive 14A with the SEC.

The web site www.votepal.com will provide email addresses, a telephone and fax number for shareholders to contact us. It will also reference the Company-AAG's proxy materials. For those who are unable to access the Internet at home or work, many public libraries offer free access to computers and the World Wide Web. We will upon certified request mail our proxy materials to shareholders who have exhausted all feasible means of accessing the Internet. Requests can be mailed to Steve Nieman, PO Box 602, Brush Prairie, WA 98606.

Presently a large percentage of the Company-AAG's shares are held by institutional investors, therefore we expect to have little difficulty in contacting over 50% of the outstanding shares.

We may use a "telephone tree technique" to ask shareholders if they would be willing to contact two or three other shareholders to convince them to view our web site. It is our intention to lawfully maximize the use of Internet communication tools. We will make ourselves available to all media interested in our efforts, and will strive to follow all legal guidelines, requirements and regulations.

All access by any qualified stockholder(s) accessing the Challengers' proxy card or voting instruction form will come through a link first leading to the Challengers' Proxy Statement. This furnishes our Proxy Statement to stockholders before accessing our proxy ballot to vote.

The Challengers' proxy can be mailed, sent electronically or carried to the meeting to be counted. If the shareholder votes our proxy card, certain contact information will be required to be filled in to correctly identify the stockholder and the shares he owns. Before an electronic proxy can be sent, certain information via "required fields" will be captured in the database of the ballot card.

VI. WE FAVOR OPEN AND FULL DISCLOSURE

Starting in 2004, we continue to pursue our search for information through a Freedom of Information Act request ("FOIA") to the SEC in an attempt to obtain relevant documents in regards to private filings management of the Company-AAG has made with the Commission since the challengers first ran for board seats starting in 2003. This right is available to all stockholders.

We believe that the shareowners have the right to see all communications by the Company-AAG that is not competitively- sensitive in nature, such as management requests for no-action letters, expensive resources such as LexisNexis notwithstanding. We feel that FOIA requests are one way that all shareowners can have more complete access to more information. Management of the Company-AAG may not be withholding information from shareholders, but without using the resources of FOIA requests--how would anyone know?

We believe that the more transparent the system, the better return there will be on investment.

VII. VOTING

VII.a. What Am I Voting On?

You are being asked to vote for the election of _____ director candidates from the offering of _______ nominees, and _______ stockholder proposals.

VII.b. How Do I Cast My Vote Using The CHALLENGERS' Proxy Card?

How common stock is possessed determines how it is voted. Employees of the Company-AAG can possess stock in three ways: as 401(k) plan participants; as beneficial owners; or as registered shareowners. In our Proxy Statement, this group of employee stockholders will be referred to as ("employee stockholders"). Since much of our Proxy Statement will discuss how employee stockholders instruct the 401(k) Trustee(s) to vote voting instructions, this group will be referred to as ("401(k) employee stockholders"). Non-employees can possess stock only as beneficial or registered stockholders. This group will be referred to as ("outside stockholders.")

From the Company-AAG's April ___, 2005 Definitive Proxy Statement, page __) ...At the record date, ___________ million shares were held in the trust for participants. The Company's transfer agent, EquiServe, will send a proxy statement, an annual report and a voting instruction form to each participant who held shares through the Company's 401(k) plans at the record date." The trustee will vote the shares in accordance with instructions received from participants. The Vanguard Group, Inc. ("Vanguard") will not vote shares for which no instructions were received. The Fidelity Institutional Retirement Services Company ("Fidelity") will also only vote shares for which instructions are indicated.

To allow sufficient time for voting by the trustee, voting instructions for 401(k) employee stockholders must be received by a deadline yet to be determined by the management of the AAG, probably sometime in May, 2005.

For both employee and outside stockholders, there is a Voter Control Number that can be obtained from either postal-mailed or emailed proxy materials from the Company-AAG or your banker or broker. This Voter Control Number is provided by either EquiServe, the transfer agent hired by the management of the Company-AAG, or by ADP Automatic Data Processing, Inc. ("ADP"). ADP is an intermediary information processing and mailing agent used by stock exchanges for shareholders who own shares through bankers or brokers.

In 2003 and 2004, we received guidance from the staff of the SEC that the Commission would not object to outside stockholders writing their Voter Control Number received from management of the Company-AAG, a banker, or a broker, on our proxy cards.

Unfortunately, an additional step is required for outside stockholders. They will need to request a letter of permission to vote their shares as they see fit, called a "legal form of proxy" which releases their shares to be voted by the beneficial owner and not the stockholder's banker or broker.

These legal forms of proxies need to be collected and sent to the Inspector of Elections or his designee(s) at the meeting. The CHALLENGERS are willing to assist outside stockholders in this regard. They can fax those proxy letters to (360) 666-6483 or mail to Box 602, Brush Prairie, WA 98606. Timeliness is important. If the legal-form-of-proxy letter does not accompany the CHALLENGERS' proxy card, that vote might not be counted.

We are currently engaged in discussions with the New York Stock Exchange ("NYSE") regarding easier methods for outside stockholders to request and receive legal forms of proxies. We have suggested it be a simple link on the Home Page of brokerage houses' websites that a stockholder would click on and download their legal form of proxy in a matter of minutes. It could be then forwarded to the Inspector of Elections by email or fax. We will report in future SEC preliminary and definitive filings the outcomes of these discussions with the NYSE.

A reminder--shareholders are entitled to only one vote per share, and the later-dated proxy card, either by the CHALLENGER'S or the Company-AAG's, will count.

In order for outside stockholders to accurately identify themselves and enhance the potential that their proxy will be counted, they may voluntarily write in their control number(s) on our proxy card and send it to us either electronically, by fax or postal mail according to instructions published on www.votepal.com. Don't forget your legal form of proxy. There is a possibility that if a shareholder uses the CHALLENGER proxy card, rather than the company card, the votes on that card may not be counted.

Please remember if you are downloading and transmitting one of our proxy cards--FILL IN THE NECESSARY INFORMATION TO ACCURATELY IDENTIFY YOURSELF AND THE NUMBER OF SHARES YOU OWN TO VOTE, INCLUDING THE VOTER CONTROL NUMBER--AND SIGN IT.

WE CAN'T STRESS ENOUGH THE IMPORTANCE OF YOUR LEGAL FORM OF PROXY AND THE VOTER CONTROL NUMBER. Without it being properly included, your proxy will not be a valid form of proxy and will not be counted.

Primarily, we will be offering and collecting our proxy cards electronically. On www.votepal.com, we will provide a proxy card in pdf and text format that interested shareholders can view and transmit via a secure web page, or download, fill in, sign and mail to Steve Nieman, PO Box 602, Brush Prairie, WA 98606 or fax to (360) 666-6483.

For 401(k) employee stockholders, you will have to vote via EquiServe to complete the requirement that the Vanguard and the Fidelity trustees be notified of your voting instructions. This must be completed by the anticipated May ___, 2005 deadline that has yet to be scheduled by the Company-AAG. (To compare to last year, see the Company-AAG's April 23, 2004 Definitive Proxy Statement on pages 5, 6 and 7 under the heading "You may vote in person at the meeting" and "How are shares voted that are held in a company 401(k) plan").

However, since our candidates will probably not be printed on the Company-AAG's proxy card (we weren't in years 2003 and 2004), 401(k) employee stockholders will need to VOTE A VOTING INSTRUCTION FORM THAT WILL ONLY BE AVAILABLE ON WWW.VOTEPAL.COM.

We are in the process of endeavoring to obtain the applicable information and procedure from Vanguard and Fidelity, which are the designated, directed-trustees. When further information becomes available, we will file additional Preliminary material to amend our Proxy Statement with the SEC to advise stockholders. We will also publish this information on www.votepal.com.

VII.c. How Do I Cast My Vote Using The Company-AAG's Proxy Card?

For 401(k) employee stockholders, you will have to vote via EquiServe to complete the requirement that the Vanguard and Fidelity trustees be notified of your voting instructions. This must be completed before the May ___, 2005 deadline that will eventually be scheduled by the management of the Company-AAG.

However, since our candidates will probably not be printed on the Company-AAG's proxy card (we weren't in years 2003 and 2004), 401(k) employee stockholders will need to VOTE A VOTING INSTRUCTION FORM. We are in the process of endeavoring to obtain the applicable information and procedure from Vanguard and Fidelity, which are the designated, directed-trustees. When further information becomes available, we will file additional Preliminary material to amend our Proxy Statement with the SEC to advise stockholders. We will also publish this information on www.votepal.com.

In 2003 and 2004, Putnam Fiduciary Trust Company, the 401(k) plan administrator prior to Vanguard, agreed to permit the voting of voting instructions by plan participants for the CHALLENGER candidates using their Proxy Card available on www.votepal.com/.

For outside stockholders, since we anticipate that the six CHALLENGER candidates will not be listed on the Company AAG's proxy card in 2005 (we weren't in years 2003 and 2004), the only way you can use the Company-AAG's proxy card is to sign it, and send it to the CHALLENGERS via fax or mail (instruction available on www.votepal.com) and we will vote it per our intentions published below in section XIII. Proxy Card. You can use the Company-AAG's proxy card to vote your preferences for the shareholder proposals, but not for the CHALLENGER candidates. Remember: the management of the Company-AAG is under no obligation to require that all candidates and all shareholder proposals are listed on the Company-AAG's proxy card.

For outside stockholders, to enhance the potential that your proxy for the CHALLENGERS will be properly counted, we ask that you accurately identify yourselves by voluntarily writing in your Voter Control Number(s) on our proxy card, and send it to us either electronically, by fax or postal mail according to instructions published on www.votepal.com.

WE CAN'T STRESS ENOUGH THE IMPORTANCE OF YOUR LEGAL FORM OF PROXY LETTER, AND THE VOTER CONTROL NUMBER. Without it being properly included, your proxy will not be a valid form of proxy and will probably not be counted. The generally accepted practice is that the most recently-dated legal proxy will be the one counted.

VII.d. You May Vote In Person At The Meeting

We plan to have extra copies of our Proxy Statement and Proxy Card available for those shareholders at the shareholders meeting who have been unable to download copies of them. For employee and outside stockholders, if you hold your shares through a bank or broker, you must CONTACT THEM TO RECEIVE FROM THEM A LEGAL FORM OF PROXY, and bring the legal proxy with you in order to vote at the meeting.

To enhance the probability that your vote will be counted for the CHALLENGERS, you will need to voluntarily write in the Voter Control Number on our Proxy Card that we will supply you at the meeting, check the names of your selections for election, and/or mark your choices regarding the proposals, and deliver that completed proxy to the Inspector of Elections or his appointee(s) at the meeting.

401(k) employee stockholders cannot vote their voting instructions at the shareholders meeting. 401(k) employee stockholders, as beneficial holders of such shares, must give directions to the trustee(s), the record holders of such shares, on how to vote their shares in advance of the meeting by properly returning their Voting Instruction Form. That deadline will probably be sometime in May 2005.

Some of the reasons for this state of affairs regarding stockholders being able to vote for the CHALLENGERS (or not) is due to the choice we made not to do a regular postal mailing. HOWEVER, WE BELIEVE THAT ALL STOCKHOLDERS SHOULD BE ENTITLED TO THE LEAST COSTLY AND SIMPLEST METHOD OF OBTAINING A LEGAL FORM OF PROXY TO VOTE FOR THE CANDIDATES OF THEIR CHOICE. THE INTERNET IS ONE OF THOSE RESOURCES, WHICH WE ARE UTILIZING.

The law of Delaware, under which the Company-AAG is incorporated, specifically permits electronically transmitted proxies, provided that each such proxy contains or is submitted with information from which the Inspector(s) of Election can determine that it was authorized by the stockholder. (General Corporation Law of the State of Delaware, Section 212(c).)

In general there is some disagreement on whether electronically transmitted proxies are valid and lawful where a state of a "contested election" has been declared. The CHALLENGERS position on this is that we have no objection to electronic proxy voting. In the past, we have discussed this with management of the Company-AAG, and indicated our willingness to participate in developing a viable method to maximize the convenience for all stockholders to vote, and maximize the ease and accuracy of the tabulation of the proxy votes. Our position is that the determination of a contested election exists when the Company-AAG and the CHALLENGERS have filed accordingly with the SEC.

We understand that in the past the NYSE did not agree with positions like ours. It has maintained that challengers have to do a mailing to all shareholders who hold their shares in street name through banks, brokers or other intermediaries. In our proxy contest in 2003, the NYSE said we would have to do a mailing, which was substantiated by an April 30, 2003 fax that we sent to the NYSE and the Commission contesting this decision. We can only view such a position that the NYSE took as being wrong on two counts. We feel: (1) this decision should be made by the participants and the SEC--not by intermediaries; and (2) to be forced to pay for an essentially duplicative mailing wastes time and resources.

In 2004, we contacted the NYSE regarding the position it will take in reference to our 2004 proxy contest. On April 28, 2004, we received a telephone call from Mr. Stephen Walsh of the NYSE. He said the NYSE had not changed its position in the last year, and would not classify our solicitation in 2004 as a "contest."

We note that in the August 2004 10Q SEC filing, the management of the AAG did not count the "broker vote." We believe the management of the company was correct in this regard, and we commend its establishment of this precedent which benefits its shareholders.

VII.e. What If I Change My Mind After I Submit My Proxy?

If the CHALLENGER'S proxy card is signed with a voting direction indicated, the proxy will be voted according to the direction given. If no direction is given with respect to a proposal, the proxy will be voted as follows with respect to any such proposal (listed in the order of presentation and using the same numbering as the Company-AAG's proxy materials on page 40 of its 2004 Proxy Statement for comparison): FOR CHALLENGER director candidates Richard D. Foley, Stephen Nieman, Robert C. Osborne MD, Terry K. Dayton, John Chevedden and Carl Olson.

Before the polls close at the meeting, you may revoke your proxy and change your vote by submitting a later-dated proxy. Before the day of the meeting, you may do this by contacting the CHALLENGERS via fax at (360) 666-6483, toll free phone call at 1-866-2-vote-us (1-866-286-8387) or email to help@votepal.com.

Referencing the Company-AAG's 2004 proxy statement on page 7 under the heading "What if I change my mind after I submit my proxy?"--You may revoke your proxy and change your vote at any time before the polls close at the meeting. You may do this by: voting again by telephone or on the Internet (your latest telephone or Internet proxy is counted); signing another proxy card with a later date; or voting again at the meeting. (If you hold your shares through a broker, you must bring a legal proxy in order to vote at the meeting.)

If you are a registered stockholder, you may obtain a new proxy card by contacting the Company's Corporate Secretary, Alaska Air Group, Inc., P.O. Box 68947, Seattle, WA 98168; telephone 206-392-5567. If your shares are held by a broker or a bank, you may obtain a new voting instruction by contacting your broker or bank. If your shares are held by one of the Company's 401(k) retirement plans or employee stock purchase plans, you may obtain a new voting instruction by contacting the trustee of such plans. You may obtain information about how to contact the trustee from the Company's Corporate Secretary. If you sign and date the proxy card or voting instruction and submit it in accordance with the accompanying instructions and in a timely manner, your first proxy card or voting instructions will be revoked and your choices on the proxy card or voting instruction will be voted as you instruct.

VIII. INFORMATION ABOUT CHALLENGER NOMINEES

Mr. Richard De Wayne Foley, 58; retired 32-year railroad conductor and President of The Foley Group. Mr. Steve Nieman, 51; pilot for Horizon Air since 1978. Robert C. Osborne, M.D., 59; physician in private practice. Mr. Terry K. Dayton, 49, communications agent for Horizon Air since 1985. Mr. John Chevedden, 58; business analyst. Mr. Carl Olson, 60; business manager and adjunct professor of college accounting. For more information, see IX. PARTICIPANTS IN THE SOLICITATION below.

Mr. Nieman and Mr. Foley became acquainted with each other through membership in CESJ, the Center for Economic and Social Justice, a non-profit organization promoting stakeholder ownership among other advocacies.

Mr. Nieman traveled to Tucson, Arizona in March 2002. Mr. Foley introduced Mr. Nieman to Robert C. Osborne, MD during this visit. Sharing similar interests in worker ownership, these three men agreed to work to build a resource of information and assistance to promote responsible exercise of worker ownership shareholder rights. Under that premise, they formed OUR (Ownership Union), which was certified by the U.S. Dept. of Labor in June 2002. OUR is neither a party to, nor an associate in or participant in the solicitation.

In the fall of 2002 at the request of Mr. Nieman, Dr. Osborne and Mr. Foley agreed to accept nomination for election to the board of directors of the Company-AAG in 2003. They also agreed to accept nomination for election in 2004. Mr. Dayton agreed to join the slate in April, 2004. In August 2004, Mr. John Chevedden, and in Oct. 2004, Mr. Carl Olson agreed to join the six-man slate to run for director seats available in 2005.

IX. PARTICIPANTS IN THE SOLICITATION

Richard D. Foley, Steve Nieman, Robert C. Osborne MD, Terry K. Dayton, John Chevedden and Carl Olson are participants in the solicitation. Neither Mr. Foley, Dr. Osborne nor Mr. Olson owns any of the Company-AAG's stock.

As of Nov. 15, 2004, Mr. Nieman owned approximately 300 shares of the Company-AAG's stock.

As of Nov. 15, 2004, Mr. Dayton owns a total of approximately 900 shares of the Company-AAG's stock.

As of Sept. 1, 2004, Mr. Chevedden owns a total of 200 shares of the Company-AAG's stock.

Neither Steve Nieman, Richard Foley, Dr. Osborne, Terry Dayton, John Chevedden nor Carl Olson has any family relationship with any of the officers or directors of the Company-AAG, nor are they parties to, or in any way involved in any securities litigation involving the Company-AAG or any other registrant. None of them are promoters or control persons. None of them have been in involved in any bankruptcy petitions or proceedings. None of them have been involved in any type of transaction or any other type of business relationship with the Company-AAG, other than Mr. Nieman's employment as a pilot, and Mr. Dayton's employment as a communication's agent with Horizon Air. None of them have been involved in any solicitation of any registrant within the last five years, other than the 2003 and 2004 solicitation at the AAG (with the exception of Mr. Chevedden and Mr. Olson). None of them have received any payment or income, other than Mr. Nieman's and Mr. Dayton's within the normal course of their regular employment.

RICHARD DE WAYNE FOLEY

6040 N. Camino Arturo Tucson, AZ 85718

Phone: (520) 742-5168

President & CEO. The Foley Group ("TFG") November 1989 to present.

Principal business: Consulting; Shareholder services & computer mapping. TFG was incorporated in November 1989. Please note that TFG has no corporate involvement with any shareholder actions at the Company-AAG; nor are any of its officers, workers or associates in the Company-AAG. Mr. Foley and TFG own no shares of the Company-AAG either beneficially or in any other manner; nor do they have any business relationships, past, existing or contemplated with the AAG; nor any purchase or ownership, the voting of any proxies, or the withholding of any proxies of the Company-AAG's stock.

Founder of OUR (Ownership Union), and serves as Chairman. OUR is a registered federal labor union started in 2002. Address: Box 602, Brush Prairie, WA 98606

Mr. Foley has not been convicted in a criminal proceeding.

Note: Mr. Foley has agreed to endeavor to assist several worker shareholders of the Company-AAG, including Steve Nieman and Terry Dayton, in the exercise of their shareholder rights to make proposals, and to serve as a communication coordinator for these shareholders. In every instance of this assistance, the individual shareholder retained full control of the action of the exercise of their shareholder rights. In no case or instance has there been any contract or agreement wherein Mr. Foley would be paid or receive any compensation of any kind by or from any of these shareholders or any other parties. The limited proxy by these shareholders did not include any voting rights, and it was limited to assisting in the preparing and presentation of shareholder proposals to the Company-AAG, and follow up with any necessary revisions. With the exception of Mr. Nieman and Mr. Dayton, none of the other shareholders assisted by Mr. Foley are associated in any way with this contest or any solicitation of proxies for votes at the Company-AAG's 2004 annual meeting and election of directors.

STEVE NIEMAN

Pilot for Horizon Air since December 1978.

Address: Horizon Air 8070 N.E. Air Trans Way Portland, OR 97218

Home Address: 15204 NE 181st Loop, Brush Prairie, WA 98606 Phone: (360) 687-3187

Founder and President of OUR (Ownership Union), which is a registered U.S. federal labor union started in 2002. Address: Box 602, Brush Prairie, WA 98606

Mr. Nieman has not been convicted in a criminal proceeding.

Mr. Nieman is acquainted with many worker shareowners of the registrant. Mr. Nieman is associated with Dr. Osborne and Richard D. Foley in non-profit organizations only.

Steve Nieman is not a "significant employee" of the Company-AAG as described in the SEC regulations S-K.

ROBERT C. OSBORNE MD

Principle business: Osborne Anesthesia Services

Address: 800 N. Swan Rd. Suite 114 Tucson, AZ 85711

Phone (520) 319-2093

Robert C. Osborne, M.D., is a Board Certified Anesthesiologist who has been practicing medicine in Arizona since 1977. He is Board Eligible in Pain Medicine and was an associate of the Pain Medicine Center at Tucson General Hospital.

Dr. Osborne graduated from George Washington University Medical School in 1970. He served in the United States Navy as a Senior Flight Surgeon for the U.S. Marine Corps until 1975. He completed his residency at the University of California at San Diego. Dr. Osborne established the first dedicated Obstetrical Anesthesia Service in Tucson in 1977.

Founder of OUR (Ownership Union), and Secretary/Treasurer. OUR is a registered federal labor union started in 2002. Address: Box 602, Brush Prairie, WA 98606

Mr. Osborne has not been convicted in a criminal proceeding.

TERRY K. DAYTON

Communications agent for Horizon Air since 1985.

Address: Horizon Air 8070 N.E. Air Trans Way Portland, OR 97218

Home Address: 10510 E. 6th Avenue, Spokane Valley, WA 99206 Phone (509) 922-2531

Member of the OUR (Ownership Union).

Mr. Dayton has not been convicted in a criminal proceeding.

Mr. Dayton is acquainted with many worker shareholders of the registrant.

Terry Dayton is not a "significant employee" of the Company-AAG as described in the SEC regulations S-K.

JOHN CHEVEDDEN

Corporate Governance Business Analyst.

Home Address: 2215 Nelson Ave. No. 205 Redondo Beach, CA 90278

Phone (310) 371-7872.

Member of the OUR (Ownership Union).

Mr. Chevedden has not been convicted in a criminal proceeding.

CARL OLSON

Involved as a business manager and adjunct professor of college accounting since 1991.

Home Address: PO Box 6102, Woodland Hills, CA 91365

Phone: (818) 223-8080

Member of the OUR (Ownership Union).

Mr. Olson has not been convicted in a criminal proceeding.

X. ELECTION OF DIRECTORS

For additional information on the following proposal(s), we direct you to the Company-AAG's April ___, 2005 Definitive Proxy Statement pages _____.

X.a. Proposal No. 1 Election Of Directors

The challenger candidates have consented to be named in this proxy, and to serve if elected. The challenger nominees are:

Mr. Richard De Wayne Foley; Mr. Stephen Nieman; Robert C. Osborne, MD; Terry K. Dayton; John Chevedden; and Carl Olson

The AAG's Board of Director nominees have yet to be announced.

In the election of directors, the nominees who receive the highest number of FOR votes will be elected (see the Company-AAG's April ___, 2005 Definitive Proxy Statement pg. ___ for a comparison.)

You may vote FOR, AGAINST or you may WITHHOLD authority to vote for each nominee for director.

X.b. Further Matters

Because they are privy to information regarding this solicitation that other shareholders are not, there might be some who feel it would be improper for Mr. Foley, Dr. Osborne, and Mr. Olson to buy stock. Therefore, they will wait until after the shareholders meeting to purchase shares.

We reference this because we believe it expresses the essence of the goal for why we put forth the effort to bring these proxy materials to the shareholders. We believe that the workers have not only their money invested in the Company-AAG, but also their lives. We believe that the relationship between workers and the management of the Company-AAG must be enhanced by providing flexibility through transparency and teaming with customers and outside stockowners. Ownership-sharing of productive capital assets represented by ownership of securities instruments such as common stock, could lower ever-climbing fixed costs covering employee compensation and benefits. These lower fixed hourly-wage costs could be supplemented by variable income from other capital sources, such as a payout of profit sharing, employee performance bonuses, dividends on stock, as well as appreciation of the share price. Additionally, we support direct ownership by active participants of the company's major income-producing assets such as its airliners through leveraged financing.

If part of the CHALLENGER slate is elected, we might occupy a minority of the board, and will have to convince the majority as to the viability of our plans outlined briefly above. There is no assurance that we will be able to successfully carry out what we advocate and foresee for the future.

If the CHALLENGERS are not elected, they plan to continue to exercise their First Amendment rights of free speech regarding beliefs they hold. The CHALLENGERS support growing alliances between stockowners, workers and customers.

XI. SHAREHOLDER PROPOSALS

We believe we will comply with the Company-AAG's Bylaws, Article II Meeting of Stockholders, Section 9 Proper Business for Stockholders' Meetings by filing all of our proposals with the Corporate Secretary by the Feb. 12, 2005 deadline.

PROPOSAL NO. 2--BALLOT ACCESS FOR DIRECTORS NOMINATED BY SHAREHOLDERS

Resolved: To insure the shareholder right of access to the company proxy statement afforded in the SEC's proposed Rule 14a-11, shareholders offer the following amendment to the AAG, Inc. Bylaws, Article II MEETING OF STOCKHOLDERS Section 8. "Notification of Nominations": Inclusion of a second paragraph with the following wordage: 1) A shareholder or group--which includes employee shareholders owning stock through 401(k) plans, worker stock buying plans and ESOPS collectively--that has held over 5% of our outstanding common shares for over two years, to nominate up to a specified number of candidates (nominees) who are independent from both the nominating shareholder and our company for election to our board of directors, and; 2) Require our company to allow shareholders to vote for such nominees on our company proxy card and to make certain qualification disclosures regarding nominees in our company's proxy statement.

This addition of this amendment for ballot access by directors nominated by shareholders may be amended, repealed or replaced only by a majority vote of the shareholders.

Bill Davidge, Horizon Air aircraft mechanic, makes this proposal. Contact him via the web at <http://www.votepal.com> and by phone toll free at 1-866-286-8387 (1866-2voteus).

Currently, the process for nominating and electing directors is a closed system, with incumbent boards determining whom to nominate and shareholder ratifying those choices through their proxy ballots. Although shareholders may use their own proxy material to advance director candidacies, the expense and difficulty of doing so means that such challenges are rare outside the hostile takeover context.

The SEC has proposed to provide shareholders with the opportunity to nominate director candidates to appear in the company proxy statement under certain circumstances. One circumstance is when holders of a majority of shares voting approve a shareholder proposal asking that the company provide such shareholder access. The proponent of this proposal owns less than 1% of our company's stock. Thus, adoption of this proposal would not automatically lead to the inclusion of candidates nominated by 5% of our company's shareholders.

I believe our company's corporate governance will benefit if shareholders are empowered to nominate director candidates, and that now is an appropriate time to move in the direction of greater accountability to shareholders.

Giving shareholders the ability to nominate director candidates on our company's proxy statement will make our board more responsive to shareholder interests. Such responsiveness is especially important now. Allowing shareholder access to our company proxy materials may strengthen our board's monitoring ability.

OPEN BALLOT ACCESS FOR DIRECTOR NOMINEES BY SHAREHOLDERS--VOTE YES ON NO. 2

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Proposal No. 3--ESOP TO MAKE OUR COMPANY WORK BETTER

RESOLVE: Amend the bylaws and other necessary documents to establish an Employee Stock Ownership Plan ("ESOP"), which will be fair and equitable for all employees, and within the next twenty (20) years attain and maintain the goal of a 51% ownership of our company.

ESOP structure--

(1) Full pass-through of all rights equivalent to all other stockholders.

(2) Apportioning of stock may be divided into no more than three groups (senior, middle and base). All apportioning will be made on an individual basis. The senior group can receive no more than three times the number of shares received by the base group. The middle group can receive no more than twice the number of shares received by the base group. The middle and base group will participate in every apportioning of shares.

(3) Regardless the number of shares apportioned, each worker shall have only one vote. The ESOP votes will be counted proportionately and cast in regular elections.

(4) Whenever ending employment, workers shall be paid the market value of shares apportioned to them. The ESOP will maintain a 51% ownership percentage.

(5) This ESOP shall replace and end all other performance-based pay, benefits, rewards, grants or gifts.

(6) Apportionments can only be granted based on actual service time to this company. Annually, shares allocated cannot be less than one twentieth of the outstanding shares in each year commencing January 2006 and on a quarterly basis thereafter.

(7) The ESOP's percentage of ownership of outstanding shares may never be reduced under any future ownership structure(s).

(8) A new director will be added to the Board by a worker nomination and election within 90 days of passage of this proposal. Said director may not be a member of management or an employee of any union. A worker-elected director will added at each subsequent twenty-five percent (25%) stage of shares added to the ESOP.

Supporting Statement

We believe this proposal constructively changes how our corporation is structured and governed, providing an EQUITABLE and JUST method to UNITE the interests of workers and shareholders. It proactively eliminates circumstances that can pit workers against one another, or against shareholders. This ESOP establishes a flexible and adaptive plan for the future.

We believe that the shareholders of our company have the right to create this critical tool to control costs and enable our company to successfully compete in the market. Furthermore, if shareholders direct that this reorganization occur, no other internal or external party has the authority to thwart the will of the shareholders in this lawful exercise of their rights of ownership.

Horizon Air Captain Steve Nieman makes this proposal. Contact him at <http://www.votepal.com> or phone toll free at 1-866-286-8387 (1866-2voteus).

AN ESOP FOR A BETTER COMPANY AND A BETTER INVESTMENT--Vote Yes on No. 3

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No. 4 TRUTH OR CONSEQUENCES WHEN BOARD IGNORES MAJORITY VOTES

Resolved: Shareholders propose the Board of Directors amend the Bylaws and implement policy to communicate to shareholders regarding winning shareholder proposals, as well as disclose which directors oppose the wishes of the majority. To hold directors accountable who oppose majority votes, shareholders suggest implementing a new policy generally embodied in the following suggestions:

If the board has failed to positively and credibly act on majority votes within three (3) months of the Shareholders Meeting, the Lead Independent Director would write a letter to all shareholders disclosing why the board failed to act, including information on all director voting regarding the fulfillment of the majority wishes of the stockholders.

Additionally, within six (6) months of the Shareholders Meeting, the number of seats on the board would increase by the total number of shareholder proposals that pass by a majority of shareholder votes and not acted upon by the board. Proponent(s) of those winning majority votes, or their designee(s), would then be appointed to the board. This could temporarily increase the number of directors.

At the next regularly scheduled meeting of the shareholders, the newly-appointed director(s) would appear in the Proxy Statement, on ballot cards and in all Company proxy materials as a candidate(s) for permanent election to the board.

Following the confirmation, the board would vote to remove an equal number of directors, none of which may be a newly-confirmed director(s).

Horizon Air Spokane, WA Communications Agent Terry K. Dayton submits this proposal. He can be contacted toll free at 1-866- 286-8387 (1866-2voteus). More background information on this proposal may be found at www.votepal.com.

Supporting Statement

Shareholders should have the right to know, which allows them to attempt to replace, directors who are not receptive to majority votes. Currently, our Company has no procedure to disclose lack of action regarding majority votes. These procedures could ensure that there is a consequence for the management of the Company failing to clearly, and in a timely manner, communicate with the shareholders about the results of the voting, especially majority votes, and how the desires of the shareholders expressed in such votes may be acted upon in a constructive manner.

Over the last five years, the management of our Company has opposed all shareholder proposals, thirteen of which have won majority votes.

In our opinion, good communication and a willingness to work with various corporate stakeholders has a positive impact on shareholder investment, market value of the stock price and overall Company harmony. Continued resolve to ignore majority votes promotes volatility, depresses stock price and invites corporate raiders to commence destructive takeovers merely to pick up assets at a discount of the true value of a Company.

Corporate boards have fiduciary duties to stockholders. Yet, without reasonable enforcement mechanisms as suggested in this proposal, the Company's Bylaws and Restated Certificate of Incorporation won't reflect these responsibilities.

We believe we cannot afford to wait any longer for time-consuming deliberations by the SEC to reform proxy rules. We have the right to act in our own best interests now!

When Majority Votes are Ignored: Pay The Consequences--Vote Yes On No. 4

THE FULL DETAILS OF THE COMPANY-AAG SHAREHOLDER PROPOSAL(S) CAN EVENTUALLY BE FOUND IN THE FORTHCOMING 2005 PRELIMINARY AND DEFINITIVE PROXY STATEMENTS.

In the election of directors, the nominees who receive the highest number of FOR votes will be elected (see the Company-AAG's April ___, 2005 Definitive Proxy Statement pg. __).

XII. CONCLUDING REMARKS OF THE CHALLENGERS

All the Company-AAG Shareholders--You want to know our opinion of the real story behind the management team running Alaska Airlines and Horizon Air? We urge and encourage you all to closely examine the full record.

Wise men say a picture is worth a thousand words. We can't post artwork via the SEC's EDGAR electronic filing system, but we can let the words paint a picture of the actions of this management team, in our opinion, to exclude and disregard input by shareowners, most disheartening, its employee shareowners.

To properly protect and grow your investment in the Company-AAG, we believe you should take the time to research the record we have compiled in the materials published at www.votepal.com, and also available at numerous other publicly-accessible websites such as www.sec.gov, www.sec.gov/edgar and www.secinfo.com.

In our opinion, shareowners should enjoy a reasonable expectation that the board will communicate clearly to them regarding majority votes. The writing is on the wall for all AAG stockowners to behold. In our opinion, we cannot believe rational investors in the Company-AAG will endorse the form of business philosophy that the management of the Company-AAG has demonstrated in the recent past.

WE URGE YOU TO REVIEW THE ENTIRE RECORD. WE BELIEVE THAT YOU HAVE THE UNDENIABLE RIGHT TO AN OPPOSING VIEWPOINT. This full record rings the bell, and no matter how hard some might wish to unring it, we have captured the vibrations in public records, so that all might investigate and become more enlightened before voting for who sits on this board.

XIII. PROXY CARD AND VOTING INSTRUCTION FORM

(Note: This is a Preliminary Copy)

THIS PROXY IS BEING SOLICITED ON BEHALF OF THE PARTICIPANTS AND NOT ON BEHALF OF THE-COMPANY AAG'S BOARD OF DIRECTORS.

The filling out with the required and necessary personal information and submission of this Proxy Card is voluntary.

Voter Control Number _______________________________________

The undersigned hereby appoints Steve Nieman and Richard Foley proxy, with full power of substitution, to vote with the same force and effect as the undersigned at the Annual Meeting of the Stockholders of the Alaska Air Group, Inc. to be held at a to-be-announced future place and time on, and any adjournment or postponement thereof, upon the matters set forth herein and upon such other matters as may properly come before the meeting, all in accordance with the notice and accompanying proxy statement for said meeting, receipt of which is acknowledged.

To abstain from voting, do not fill out this card.

(THIS PROXY REVOKES ALL PRIOR PROXIES GIVEN BY THE UNDERSIGNED.) This proxy, when properly executed, will be voted in the manner directed herein. Please date, sign and send your proxy card back today.

When completed and signed, this proxy/voting instruction form will be voted as you have directed. If no direction is given, it will be voted FOR ALL OF THE CHALLENGER NOMINEES (nominee numbers (01)/(02)/(03)/(04)/(05)/(06) in Proposal 1.

You may vote FOR or you may WITHHOLD authority to vote for each nominee for director. Below write the names of the director nominees in the space marked "FOR" if you wish to vote for them. To withhold a vote for a nominee, write the name of the nominee in the space marked "WITHHOLD".

Proposal No. 1: Election of Directors--Nominees:

(01) Richard D. Foley (02) Stephen Nieman (03) Robert C. Osborne, MD (04) Terry K. Dayton (05) John Chevedden (06) Carl Olson

FOR ________________________________________________________

____________________________________________________________

WITHHOLD ____________________________________________________________

_____________________________________________________________

THE FULL DETAILS OF THE 2005 SHAREHOLDER PROPOSALS CAN EVENTUALLY BE FOUND IN THE COMPANY-AAG'S 2005 PRELIMINARY AND DEFINITIVE PROXY STATEMENTS.

You may vote FOR or AGAINST or ABSTAIN on the shareholder proposals. If you ABSTAIN from voting on any proposal, the abstention has the same effect as a vote against such proposal.

FOR / AGAINST / ABSTAIN /No. 2 BALLOT ACCESS FOR DIRECTORS NOMINATED BY SHAREHOLDERS / / / / / / Recommend vote FOR Proposal 2. If no direction is given, the proxy will be voted FOR Proposal 2.

FOR / AGAINST / ABSTAIN /No. 3 ESOP TO MAKE OUR COMPANY WORK BETTER / / / / / / Recommend vote FOR Proposal 3. If no direction is given, the proxy will be voted FOR Proposal 3.

FOR / AGAINST / ABSTAIN /No. 4 TRUTH OR CONSEQUENCES WHEN BOARD IGNORES MAJORITY VOTES / / / / / / Recommend vote FOR Proposal 4. If no direction is given, the proxy will be voted FOR Proposal 4.

FOR / AGAINST / ABSTAIN /No. 5 CONFIDENTIAL SHAREHOLDER VOTING / / / / / / Recommend vote FOR Proposal 5. If no direction is given, the proxy will be voted FOR Proposal 5.

FOR / AGAINST / ABSTAIN /No. 6 REDEEM OR VOTE POISON PILL / / / / / / Recommend vote FOR Proposal 6. If no direction is given, the proxy will be voted FOR Proposal 6.

FOR / AGAINST / ABSTAIN /Proposal No. 7 CUMULATIVE VOTING / / / / / / Recommend vote FOR Proposal 7. If no direction is given, the proxy will be voted FOR Proposal 7.

FOR / AGAINST / ABSTAIN /Proposal No. 8 ADOPT SIMPLE MAJORITY VOTE WHEN AMENDING BYLAWS / / / / / / Recommend vote FOR Proposal 8. If no direction is given, the proxy will be voted FOR Proposal 8.

FOR / AGAINST / ABSTAIN /Proposal No. 9 ELECT EACH DIRECTOR ANNUALLY / / / / / / Recommend vote FOR Proposal 9. If no direction is given, the proxy will be voted FOR Proposal 9.

Proposal No. 10 (To be announced later).

Note: In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting or at any adjournments or postponements thereof.

PLEASE SIGN, DATE AND RETURN TODAY.

DATE _______________, 2005

Signature ____________________________________________________

Signature ____________________________________________________

Title(s) ___________________________

NOTE: Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.